SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Prudential plc  - Dividend Re-investment Plan

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the "Company") has been advised that, following the payment of the 2015 interim dividend of 12.31p on 24 September 2015, several persons discharging managerial responsibility in the Company have increased their interests in the Company.

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$41.65725, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan:

Name of PDMR	Number of ADRs acquired	Total beneficial interest following notification	Number of ADRs subject to performance conditions	Total interest in ADRs
M Wells	1,372	232,594	375,889	608,483
B Stowe	446	123,328	180,015	303,343

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

The following individuals have received ordinary shares of 5p each at a price per share of £13.7675, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan and Group Deferred Bonus Plans:

Name of PDMR	Number of ordinary shares acquired	Total beneficial interest following notification	Number of shares subject to performance conditions	Total interest in shares
J Hunt	487	111,148	328,881	440,029
P James	127	14,500	79,808	94,308
M McLintock	1,477	210,846	126,185	337,031
N Nicandrou	949	265,169	359,046	624,215
T Wilkey	1,007	189,589	358,024	547,613
M Coltman	638	75,612	149,644	225,256
J Foley	993	218,606	409,988	628,594
J Oliver	48	14,181	34,624	48,805
A Porter	100	11,912	89,944	101,856
T Rolfe	118	14,230	99,617	113,847

The following individual has received ordinary shares of 5p each, at a price per share of £13.6312 , in his own name, under the Company's Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	Number of ordinary shares acquired	Total beneficial holding following notification
H Davies	78	8,730

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification  28 September 2015

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20  7548 2027

Stefan Bort ,  Deputy Group Secretary, +44 (0) 20  7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 September 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary